

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

March 6, 2009

Leo Berlinghieri
Chief Executive Officer, President and Director
MKS Instruments, Inc.
2 Tech Drive, Suite 201
Andover, Massachusetts 01810

> **Re:** **MKS Instruments, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 000-23621**

Dear Mr. Berlinghieri:

We refer to your response to prior comment 1 in your letter dated February 18, 2009. Without more detail, we are unable to express an opinion regarding your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all facts related to your disclosure, we have determined not to disagree further regarding your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.

We have completed our review of the Form 10-K and related filings for MKS Instruments, Inc. and have no further comments at this time.

Sincerely,

Mary Beth Breslin
Senior Attorney